

January 13, 2011

Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Numbeer, Inc.**
> **Form 10-K for the year ended May 31, 2010**
> **Filed September 1, 2010**
> **Form 10-Q for the period ended August 31, 2010**
> **Filed October 20, 2010**
> **File No. 333-153172**

Dear Mr. English:

We have reviewed your response dated January 3, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form 10-Q for the quarterly period ended August 31, 2010

Certifications

1.   We note that Mr. English's certifications filed pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 incorrectly refer to your annual report on Form 10-K/A for the fiscal year ended May 31, 2010. Please further amend your Form 10-Q for the period ended August 31, 2010 to include certifications that correctly refer to the amended 10-Q for the quarterly period ended August 31, 2010. Also revise paragraph 4(d) in Exhibit 31.1 and paragraph 2 in Exhibit 32.1, to refer to the correct fiscal quarter and quarterly report, respectively.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
        .

                                                Sincerely,

                                                Jeff Jaramillo
                                                Branch Chief